                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336

         On November 1, 2000, ANTEC Corporation issued a press release and held an analyst meeting to provide further guidance on its acquisition of Nortel Neworks' ownership interest in Arris Interactive L.L.C. The following is the slide show presented at the analyst meeting on November 1, 2000:

                               ANTEC CORPORATION
                                 (NASDAQ: ANTC)




                                ANALYST MEETING
                              Arris International

                          A new Company, a new Vision


                      Suwanee, Georgia -- November 1, 2000





              Bob Stanzione, Pres & CEO, Larry Margolis, EVP & CFO Jim Lakin, Arris, Pres & COO, Jim Bauer, Investor Relations

THE NEW ANTEC

Forward looking statements: The statements in this presentation that use such words as "believe", "expect", "intend", "anticipate", "contemplate", "estimate", or "plan" or similar expressions are forward-looking statements. Our business is dependent upon general economic conditions as well as competitive, technological, and regulatory developments and trends specific to our industry and customers. These conditions and events could be substantially different than we believe or expect and these differences may cause our actual results to differ materially from the forward-looking statements we have made or the results, which could be expected to accompany such statements. Specific factors which could cause such material differences include the following: Design or manufacturing defects in our products which could curtail sales and subject us to substantial costs for removal, replacement and reinstallation of such products; manufacturing or product development problems that we do not anticipate because of our relative experience with these activities; an inability to absorb or adjust our costs in response to lower sales volumes than we anticipate; unanticipated costs or inefficiencies from the ongoing consolidation of certain of our activities; loss of key management, sales or technical employees; decisions by our larger customers to cancel contracts or orders as they are entitled to do or not to enter into new contracts or orders with us because of dissatisfaction, technological or competitive changes, changes in control or other reasons; and inability as a result of our relative experience to deliver construction services within anticipated costs and time frames which could cause loss of business, operating losses and damage claims. The above listing of factors is representative of the factors which could affect our forward-looking statements and is not intended as an all encompassing list of such factors. In providing forward-looking statements we are not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.


                                                                           ANTEC

SEC Statement

ANTEC and the new holding company, currently named Broadband Parent Corporation, will be filing a registration statement, which will contain a proxy statement of ANTEC and a prospectus of Broadband Parent Corporation, and other documents with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                                                           ANTEC

ANTEC

AGENDA

1. INTRODUCTION AND WELCOME                           BOB STANZIONE
         - Agenda and objectives
         - Transaction overview

2. FINANCIAL DISCUSSIONS                              LARRY MARGOLIS
         - Stand alone & proforma guidance
         - Product category guidance

3. ARRIS PRODUCT EVOLUTION PLANS                      JIM LAKIN
         - CBR to IP and CMTS
         - Converged Services Wireless

4. QUESTIONS AND ANSWERS                              ALL PARTICIPANTS

                         ******************************
5. TOUR OF ARRIS FACILITY                             GA PARTICIPANTS


                                                                           ANTEC

ANTEC

ON OCTOBER 18TH, ANTEC AND NORTEL NETWORKS ANNOUNCED THAT ANTEC WAS BUYING NORTEL'S INTEREST IN THEIR JOINT VENTURE COMPANY, ARRIS INTERACTIVE, LLP...


- ANTEC acquires Nortel's 81.25% interest in the JV for 33 million shares of the new Arris stock plus $325M in cash

-        The new Arris common stock outstanding will total 71.1 million

-        Nortel will own 46.5% of the new Arris common shares

- Existing ANTEC shareholders will own the remainder of outstanding shares

-        The new company will be named Arris International

-        Arris International will trade under NASDAQ symbol "ARRS."

-        Headquarters of combined company will remain in Georgia


                                                                           ANTEC

ANTEC

THE NEW COMBINED COMPANY WILL BE MARKEDLY DIFFERENT FROM THE EXISTING ANTEC WITH...


-        2001 proforma revenues of ~$1.6 to $1.7 billion

-        Gross margins of approximately 30%

-        International revenues expected to be in excess of $300 million

-        Installed host digital terminal capacity of more than 12,000,000 lines

-        An installed base of over 1,000,000 voice ports

-        R&D investment of approximately $100 million annually


                                                                           ANTEC

ANTEC

STRATEGIC RATIONALE FOR TRANSACTION OFFERS ANTEC THE FOLLOWING POTENTIAL BENEFITS...


- Provides direct access to the upside potential of evolution towards converged networks.

-        Simplifies and clarifies customer focus and approach to market.

-        Nortel Networks becomes a significant shareholder.

- Maintains Nortel relationship via marketing agreements, stock ownership and BOD participation.


                                                                           ANTEC

ANTEC

BY BRINGING ARRIS INTO ANTEC, SEVERAL KEY BENEFITS ARE ACHIEVED...


-        Simplifies the approach to the market worldwide...

-        Allows ANTEC to focus on local broadband access...

-        Accelerates new product speed to market...

-        Provides visibility into Arris business...

-        Allows the unlocking of and appropriate market valuation...


                                                                           ANTEC

ANTEC

ARRIS INTERNATIONAL AS A NEW COMPANY CREATED FROM THE COMBINATION OF ANTEC AND THE JOINT VENTURE, WILL BE UNIQUELY POSITIONED TO MEET INDUSTRY NEEDS FOR LOCAL BROADBAND ACCESS.

-        Ever increasing demand for bandwidth

-        Competition in the local loop

-        Requirement to create new revenue


                                                                           ANTEC

END TO END SOLUTIONS -
TOTAL SYSTEM SUPPORT



[This slide depicts the entire system of the HFC Network - from the Home to the Headend. It includes pictures of the following parts and accessories: Taps, Passives, Cable Modems, Voice Ports, Line Extender, Splitter, Pedestals, Enclosures, TSP, Mini-Bridger, Optical Node, Fiber Loop, Splice Enclosures, Track Link Software, Transmitter, 1550 TX, HDT, EDFA, RF MGMT, and CMTS.]


                                                                           ANTEC

FACILITIES


[Map of Facilities around the World]


                                                                           ANTEC

                               Financial Overview
                                  ANTEC/Arris

                                November 1, 2000





                                                                           ANTEC

                     Financial Overview: ANTEC Stand Alone


                                                                           ANTEC

POSITIVE TRENDS IN Q3

WE OBSERVED A NUMBER OF POSITIVE TRENDS IN Q3:

-        Overall sales grew 15% year-over-year versus 1999

-        Backlog increased 72% to $221.5 million from $128.4 million in Q2

-        Bookings increased 31% to $365.6 million from $280.0 million in Q2

- General focus on fast ROI products such as cable telephony infrastructure

                                                                           ANTEC

CHALLENGES

AT THE SAME TIME, THE GENERAL BUSINESS ENVIRONMENT BECAME MORE DIFFICULT FOR ANTEC AS THE COMPANY IS CURRENTLY CONSTITUTED:

-        GENERAL SLOW DOWN IN NETWORK-UPGRADE EXPENDITURES

         - Customers seem to be increasingly focused on harvesting revenue from existing upgraded plant

-        BUSINESS CYCLE PRESSURES

         - Customers are more aggressively managing inventory levels in anticipation of a tighter economic environment

                                                                           ANTEC

GUIDANCE FOR Q4

                       Revenue                         $240  - $260 million

                       Gross Margins                    18%  -   20%

                       Diluted EPS                    $0.12  -   $0.16

                       Diluted Cash EPS               $0.15  -   $0.19

                                                                           ANTEC

GUIDANCE FOR Q4

MANAGEMENT EXPECTS THE Q4 REVENUE MIX TO ROUGHLY APPROXIMATE THE Q3 REVENUE
MIX.

[Pie Chart entitled

              "REVENUE PERCENTAGE BY PRODUCT CATEGORY - Q4 2000"]

                                                                           ANTEC

FULL YEAR RESULTS

BASED ON MANAGEMENT'S CURRENT EXPECTATION FOR Q4, ANTEC'S FULL YEAR RESULTS SHOULD BE AS FOLLOWS:

    REVENUE                        -$1.05 BILLION

    GROSS MARGINS                     18% - 20%

    DILUTED EPS                     $0.80 - $0.85

    DILUTED CASH EPS                $0.90 - $0.95



                                                                           ANTEC

GUIDANCE FOR 2001E





            REVENUE                     $1.2  - $1.3 BILLION

            GROSS MARGINS                 18% - 20%

            DILUTED EPS                 $1.00 - $1.10

            DILUTED CASH EPS            $1.10 - $1.20



                                                                           ANTEC

BUSINESS MIX

MANAGEMENT ANTICIPATES THAT THE COMPANY'S REVENUE MIX FOR 2001E WILL APPROXIMATE THE FOLLOWING:

PIE CHART ENTITLED

2001E Revenue Mix

Outside Plant
And Powering
(16-20%)

Cable Telephony &
Internet Access
(32-36%)


Optical and
Broadband
Transmission
(26-30%)

Supplies and
Services
(18-22%)


                                                                           ANTEC

                    Financial Overview: Pro Forma New Arris


                                                                           ANTEC

EXPECTED PRO FORMA PERFORMANCE - 2000E

ASSUMING THE PROPOSED TRANSACTION HAD CLOSED AT THE START OF CALENDAR 2000, PRO FORMA NEW ARRIS RESULTS WOULD APPROXIMATE THE FOLLOWING:


               REVENUE                         $1.3   - $ 1.4 BILLION

               GROSS MARGINS                     28%  - 31%

               DILUTED EPS                   $(0.00)  - $(0.05)

               DILUTED CASH EPS               $1.00   - $ 1.10



                                                                           ANTEC

EXPECTED PRO FORMA PERFORMANCE - 2001E

MANAGEMENT EXPECTS THE TRANSACTION TO BE MODESTLY ACCRETIVE IN 2001 VERSUS CURRENT STAND ALONE PROJECTIONS FOR ANTEC.

                        PRO FORMA RESULTS - 2001

                        REVENUE                      $ 1.6  - $ 1.7 BILLION

                        GROSS MARGINS                   28% - 31%

                        DILUTED EPS                  $0.05  - $ 0.10

                        DILUTED CASH EPS             $1.10  - $ 1.20


                                                                           ANTEC

PRO FORMA CAPITALIZATION

THE NEW ARRIS IS EXPECTED TO BE CAPITALIZED AT A RELATIVELY CONSERVATIVE LEVEL OF APPROXIMATELY 3.25X DEBT/LTM EBITDA.


NEW ARRIS - EXPECTED CAPITALIZATION

         CASH                       Approx. $15M

         CONVERTIBLE DEBT           $115M

         BANK/INSTITUTIONAL DEBT    $430 - $460M

         BASIC SHARES OUTSTANDING   $71.1M

         DEBT/LTM EBITDA            3.0 - 3.25X

         LTM EBITDA/INTEREST        Approx. 4.0X


                                                                           ANTEC

ASSUMPTION UNDERLYING PRO FORMA PROJECTIONS


THE PRO FORMA PROJECTIONS PRESENTED HERE REFLECT A NUMBER OF ASSUMPTIONS.

         - Transaction accounted for as a purchase, with approximately $820 million of goodwill created

         - $430 - 460 million of new debt funded at approximately LIBOR plus 3.25

         -        Existing 4.5% Convertible Notes remain outstanding


                                                                           ANTEC

Summary



     [BAR GRAPH IS FOR ESTIMATED REVENUE, GROSS MARGIN AND DILUTED CASH EPS
                               FOR 2000 AND 2001]


                                                                           ANTEC

Business Mix


Management anticipates that the Company's revenue mix for 2001E on a pro forma basis will approximate the following:

Pie Chart Entitled
2001E Pro Forma Revenue Mix

[Pie Chart]



                                                                           ANTEC

                     Arris Interactive: #1 Market Position

Slide shows a map of the world and lists the following information about customers, locations and initial contract date:

-  Black Hills Fibercomm, South Dakota, Q3 99
-  AT&T, 8 cities, from Sept. 98
-  Cox, Orange Co., CA, October 97
-  Cox, San Diego, CA, June 98
-  Cox, Phoenix, AZ, Sept. 98
-  Time Warner, Rochester, NY, October 96
-  AT&T, Hartford, CT, October 96
-  Eastlink, Canada, Q3 99
-  Cox, Hartford, CT, January 98
-  Cox, Omaha, NE, December 97
-  TBA, Midwest, Q3 99
-  Otelco, Alabama, Q1, 99
-  Cablevision, Long Island, NY - July 97, Norwalk, CT.
   Feb. 99
-  Ironton Tel., Pennsylvania, Q2 98
-  Jones, Mid-Atlantic, Q4 97
-  Globe, Newnan, GA, March 98
-  Knology, 5 cities Southeast, July 97, Q1 98, Q4 98
-  VTR TeleFonica, Santiago, Chile, June 97
-  CBTC, Sao Paulo, Brazil, August 99
-  Cablevision, Bariloche, Argentina, December 99
-  Castell, Netherlands, Q1 99
-  TSS, Germany, Q4 98
-  Priority, Austria, Q4 98
-  SPTA, Spain, Q4 98
-  CTC, Spain, Q1 99
-  Retecal, Spain, Q1 99
-  Jupiter Communications, Suginami, Japan, July 97
-  Titus Communications, Kashiwa, Japan, July 97
-  Bayantel, Manila, Philippines, July 99

                        Over 1,000,000 lines in service
                              34 cities in service
                            25 operators in service
                                   >50% Share

                                                                           ANTEC

                                         Arris Interactive
                                                 Jim Lakin
                                           President & COO


                                                                           ANTEC

                          Cornerstone Data Deployment



                              600 sites including:
Rogers, Videon, Time Warner, AT&T, MediaOne, Jones, Cablevision, Cox, Roadrunner
   Adelphia, Armstrong, Sigecom, GTE, Black Hills, 21st Century, UPC, Chello


     [map of the world depicting sites where Cornerstone has been deployed]





                       Over 800,000 cable modems shipped


                                                                           ANTEC

                    Cornerstone Cable Telephone Deployments


                        Over 1,000,000 Lines in Service



                 Bar graph depicting the number of Cornerstone Cable lines in service during January, March, May, July, September and November during 1997, 1998, 1999 and 2000. Each bar is also split by area as follows: NTNA, Europe, CALA, Asia Pac,
                         Antec - AT&T, Antec - non-AT&T


                                                                           ANTEC

                          ARRIS BROADBAND LOCAL ACCESS
                                     PRODUCT PORTFOLIO



                                      NOVEMBER 1, 2000



                                                                           ANTEC

Cornerstone Today & Tomorrow

         Broadband Local Access

Slides depicts the system set-up for each of the following products -- Cornerstone(R) Voice, Cornerstone(R) Data and Cornerstone(R) Voice over IP.

                                                                           ANTEC

Cornerstone Voice
         A Wide Range of Solutions for All Markets


Illustration showing the following products connecting with a Host Digital
Terminal: 2 Line Voice Port, 4 Line Voice Port, Payphone Voice Port, Indoor Voice Port, 12 Line Multi-line Voice Port, Modular Multi-line Voice Port.


                                                                           ANTEC

Packet Port Evolution

      Terminals for Broadband Local Access



Illustration showing an arrow pointing to the left entitled "Increasing Convergence of Services" and showing (from left to right) a Voice Port and a Cable Modem, then a Packet Port, then a Converged Services Portal and a Voice-Enabled Cable Modem.



                                                                           ANTEC

CORNERSTONE DATA HEADEND EVOLUTION


Illustration showing an arrow pointing from left to right entitled "Voice over IP Demands, Increasing Bandwidth per Subscriber & Increasing Reliability." Also shows the following products from left to right: CMTS 1000, IP Access System/Current Carrier Grade Headend, Multiservice Access System/2001 Carrier Grade Headend and MiniFiber Node with dCMTS/Distributed Headend.


                                                                           ANTEC

PROTECTING THE CUSTOMERS' INVESTMENT
         LEVERAGING THE INSTALLED BASE


Illustration depicting the technical system setup for Cornerstone Voice Port(R), Cornerstone Packet Port (R) and Cable Modems & Set-top Boxes.


                                                                           ANTEC

                              Managing the Network

                              Cornerstone CPS 2000

                 A carrier class VoIP network management system

             [Illustration of a computer and various accessories]


                                                                           ANTEC

                          PACKET PORT HOME NETWORKING


       Illustration of a home with various computer system configurations



                       Options: 802.11B HomeRF Bluetooth


                                                                           ANTEC

                           CONVERGED SERVICES PORTAL


                           Other Access Applications

                                  - Fiber

                                  - Wireless

                                  - MMDS

                                  - Satellite

                                                                           ANTEC